UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Gali Health, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
10/20/2015

Physical address of issuer
77 Geary Street, Suite 670, San Francisco, CA 94108

Website of issuer
https://galihealth.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$900,000

Deadline to reach the target offering amount
July 26, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$262,774	$759
Cash & Cash Equivalents	$262,774	$759
Accounts Receivable	N/A	N/A
Short-term Debt	$28,846	$61,096
Long-term Debt	N/A	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($384,910)	($229,280)

The above reflects the consolidated financials of Gali Health, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 24, 2019

Gali Health, Inc.



Up to $900,000 of Crowd Notes

Gali Health, Inc. ("Gali Health", the "Company," "we," "us", or "our"), is offering up to $900,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 26, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by July 26, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $900,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by July 19, 2019, will be permitted to increase their investment at any time on or before July 26, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 19, 2019. If the Company reaches its Closing Amount prior to July 26, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://galihealth.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/gali.health.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Gali Health, Inc. is a Delaware C-Corporation, formed on 10/20/2015.

The Company is located at 77 Geary Street, Suite 670, San Francisco, CA 94108 USA.

The Company's website is https://galihealth.com.

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/gali.health and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$900,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	July 26, 2019
Use of proceeds	See the description of the use of proceeds on pages 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 13, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The health app market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company filed a patent application for a personalized digital health system using temporal models. Filing a patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive health app space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The CEO will be paid a high salary post-raise. The Company's CEO will be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

While the Company is registered to do business in California, the Company is currently not registered as a foreign corporation authorized to do business specifically in San Francisco. The Business Corporation Law provides that all businesses that operate in San Francisco must register with the city. The Company is currently operating out of San Francisco. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is not current with its taxes, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company confirms that this has been corrected and is currently just waiting on processing, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $12,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $12,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $12,000,000 valuation cap, so you should not view the $12,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 80% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Gali Health is working to empower patients and advance precision medicine through an artificially-intelligent mobile personal health assistant named Gali. Gali mobilizes individual health information and collective intelligence to help people proactively manage their health while interacting with users in a natural way. By collaborating with patients and providers, Gali learns from a community of experts who curate and validate vast quantities of insights and provides highly personalized informational support related to the medical, lifestyle, and psychological aspects of living with a chronic disease.

Business Plan
Gali - A Personalized Medicine Platform

Introduction

Gali takes a unique integrative approach to chronic illness. Gali's personalized medicine strategy consists of a tailored disease management program via our AI-based Gali Assistant and a therapeutic discovery pathway via our Gali Healthome Platform, which is in development. For specific disease indications, the Gali Assistant focuses on the unique management needs of each user while collecting and integrating genomic, microbiomic, lifestyle, and health data through our developing Healthome Platform. This approach allows us to explore individualized comprehensive solutions that address the day-to-day management and provide valuable insights into the underlying mechanisms of each disease.

Gali Assistant

We have developed a sophisticated mobile health platform and launched a limited release of the application to our Gali Ambassadors. The mobile application's main feature is a health feed (similar in concept to Facebook, LinkedIn) that is personalized to each user and provides information, learning programs, and illness management support through doctor and patient-derived insights. Gali collects health insights from the patient and medical community and personalizes the delivery to each user.
Gali's comprehensive health data monitoring system collects information about each user's health and lifestyle through a combination of active self-reporting (disease history, clinically-validated surveys) and passive collection (wearables and our Apple Health integration, which is currently in beta and available to a limited number of users) all of which further informs users' health feeds. By using this data, Gali also analyzes health trends over time to provide unique analytical insights that can inform a user's clinical care.

Gali Healthome Platform

The development of novel therapeutic approaches for chronic diseases requires deep understanding of affected populations. For that we need large quantities of real world data, such as lifestyle and behavioral factors impacting chronic illness outcomes, in addition to traditional health history.
Therefore, Gali Health is currently developing therapeutic and diagnostic programs based on the creation and mining of comprehensive collections of "Healthomes" within disease indications that are also supported by the Gali Assistant. To complement the anonymized phenotypic data the Gali Assistant will aggregate, we will also proactively sequence the genomes and microbiomes of some of our users, with their consent, as part of building out a Gali Healthome Platform.

Business Model

We provide the Gali Assistant free of charge to global chronic disease communities. This allows us to provide value immediately and build a sense of collaboration and value.
We also plan to carry out clinical studies to demonstrate Gali's positive impact on clinical endpoints and patients' quality of life and to seek Gali's inclusion into payors' health plans. This more advanced "prescription" version of Gali would offer special tools to integrate Gali within payors' provider health systems. Our ultimate goal would be to seek Gali reimbursement, as the digital health landscape and payor support evolves.
The Gali Healthome Platform will be used for new personalized medicine programs and partnerships with pharma.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile disease management system	**AI-powered personal health assistant for people with chronic conditions**	**Individuals (and their caretakers) affected by chronic health conditions**

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

In the United States 6 in 10 adults suffer from a chronic condition and 4 in 10 manage two or more. By 2030, 75% of the world's population will suffer from chronic disease, resulting in an estimated $47 trillion global economic burden. Today, most of disease management falls on the patient, and without the proper tools to actively participate in their care many are left vulnerable to treatment non-adherence, disease progression, and psychological burden.

Consumers thus increasingly turn to the Internet and social media to gather health information while also using mobile technology to monitor their conditions. While self-management interventions have shown promising results in a wide variety of chronic conditions, including inflammatory bowel diseases (IBD), existing self-management tools still don't account for the diversity of individual health journeys. Affecting over 3 million people and accounting for $30 billion in healthcare spending, IBD and its complexity in patient variation demands a more personalized management approach.

Healthcare at a glance:

- Average U.S. primary care provider has 1,200 patients. U.S. could be over 100,000 physicians short by 2030.
- 74% of Internet users engage on social media, 80% of those users specifically seek health-related information. 70% of Millennials have shared their healthcare experiences online.
- 93% of physicians believe mHealth apps can improve patients' health and 69% of people track their own health data (either through an app or just in their head).
- mHealth market is growing by 38% annually, expected to hit $289 billion by 2025. 61% of people have downloaded an mHealth app and 1 in 3 physicians recommends apps to patients.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

None.

Patents

Application or Registration #	Title	File or Receipt Date	Grant Date	Country or Jurisdiction
505189735	PERSONALIZED DIGITAL HEALTH SYSTEM USING TEMPORAL MODELS	August 7, 2018	November 15, 2018	U.S.

Litigation

None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 17.50% of the proceeds, or $17,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.61% of the proceeds, or $77,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
R&D	50%	50%	50%
DNA Sequencing	25%	25%	25%
Community Programs	15%	15%	15%
Marketing	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ilya Kupershmidt	Founder, CEO 4/15/2016 - present)	Founder, CEO (4/15/2016 - present): Founder and CEO of Gali Health

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
SAFE Note	Robert Nelson	$50,000		N/A	N/A		80% Discount Rate
SAFE Note	BOLD Capital Partners II, L.P.	$250,000		N/A	N/A		80% Discount Rate
SAFE Note	Centregold Capital	$125,000		N/A	N/A		80% Discount Rate
SAFE Note	Civilization Ventures II, L.P.	$100,000		N/A	N/A		80% Discount Rate
SAFE Note	Jaguar Capital Ltd.	$25,000		N/A	N/A		80% Discount Rate
SAFE Note	Jean-Claude Rwigema	$100,000		N/A	N/A		80% Discount Rate
SAFE Note	Ilya Kupershmidt	$500,000		N/A	N/A		80% Discount Rate
SAFE Note	Felicis Ventures	$900,000		N/A	N/A		80% Discount Rate
SAFE Note	Mostafa Ronaghi	$100,000		N/A	N/A		80% Discount Rate
SAFE Note	100Cap	$100,000		N/A	N/A		80% Discount Rate
SAFE Note	PNP GVA Fund I, L.P.	$25,000		N/A	N/A		80% Discount Rate

Ownership

A majority of the Company is owned by one person, Ilya Kupershmidt.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ilya Kupershmidt	Common Stock	80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Gali Health, Inc. ("the Company") was incorporated on October 20, 2015 under the laws of the State of Delaware, and is headquartered in San Francisco, California. Gali Health hosts a software application that is working to advance precision medicine through crowdsourcing personal health data and medically-validated insights, and by providing highly personalized informational support on the medical, lifestyle and psychological aspects of living to those with chronic disease.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,110,963.65 in cash on hand as of April 30, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2016-2018	Section 4(a)(2)	SAFE note	$500,000	R&D
Seed	2018-19	Section 4(a)(2)	SAFE note	$1,825,000	R&D

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,070,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $12,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $12,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 0%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $100,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, a shareholder of the Company made a series of advances in exchange for one collective SAFE agreement dated April 22, 2019, in the aggregate of $496,000. These advances, bear no interest and have no maturity date, and has the same conversion provisions as outlined in Note 4. At December 2018 and 2017, the amount of advances outstanding is $426,000 and $176,000, respectively, and are recorded under 'SAFE agreements' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor

3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ilya Kupershmidt
(Signature)

Ilya Kupershmidt
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Ilya Kupershmidt
(Signature)

Ilya Kupershmidt
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

May 24, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



GALI HEALTH, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

GALI HEALTH, INC.

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Gali Health, Inc.
c/o Ilya Kupershmidt
77 Geary Street, Suite 670
San Francisco, CA 94108

We have reviewed the accompanying financial statements of Gali Health, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

May 13, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

GALI HEALTH, INC.
BALANCE SHEETS
December 31, 2018 and 2017
(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 262,774	$ 759
Total current assets	262,774	759
Total assets	$ 262,774	$ 759
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 28,846	$ 61,096
Total current liabilities	28,846	61,096
Notes payable, noncurrent portion		
Total liabilities	28,846	61,096
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 8,000,000 shares issued		
and outstanding at December 31, 2018 and 2017	800	800
Additional paid-in capital	26,078	21,903
SAFE agreements	851,000	176,000
Accumulated deficit	(643,950)	(259,040)
Total stockholders' equity	233,928	(60,337)
Total liabilities and stockholders' equity	$ 262,774	$ 759

See accountants' review report and accompanying notes to the financial statements.

GALI HEALTH, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Revenues	$ -	$ -
Operating expenses		
Research and development expenses	195,083	165,226
Contractor expenses	96,313	34,406
Professional fees	58,328	20,049
Payroll and related expenses	16,070	-
General and administrative	14,941	6,883
Options expense	4,175	2,703
Total operating expenses	384,910	229,266
Loss from operations	(384,910)	(229,266)
Other expense		
Interest expense	-	(14)
Total other expense	-	(14)
Net loss before income tax	(384,910)	(229,280)
Provision for income tax	-	-
Net loss	$ (384,910)	$ (229,280)

See accountants' review report and accompanying notes to the financial statements.

3

GALI HEALTH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

| | Common Stock | | Additional | SAFE | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Agreements	Deficit	Equity
Balance on December 31, 2016	8,000,000	$ 800	$ 19,200	$ 25,000	$ (29,760)	$ 15,240
SAFE agreement proceeds				151,000		151,000
Stock options for services			2,703			2,703
Net loss					(229,280)	(229,280)
Balance on December 31, 2017	8,000,000	800	21,903	176,000	(259,040)	(60,337)
SAFE agreement proceeds				650,000		650,000
SAFE agreement for services				25,000		25,000
Stock options for services			4,175			4,175
Net loss					(384,910)	(384,910)
Balance on December 31, 2018	8,000,000	$ 800	$ 26,078	$ 851,000	$ (643,950)	$ 233,928

See accountants' review report and accompanying notes to the financial statements.

4

GALI HEALTH, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ (384,910)	$ (229,280)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Stock option expense	4,175	2,703
Services for SAFE's	25,000	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(32,250)	61,096
Net cash used by operating activities	(387,985)	(165,481)
Net cash used by investing activities	-	-
Cash flows from financing activities		
Proceeds from issuance of SAFE agreements	650,000	151,000
Net cash provided by financing activities	650,000	151,000
Net decrease in cash and cash equivalents	262,015	(14,481)
Cash and cash equivalents, beginning	759	15,240
Cash and cash equivalents, ending	$ 262,774	$ 759
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	14
Cash paid for income taxes	-	-
	$ -	$ 14

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gali Health, Inc. ("the Company") was incorporated on October 20, 2015 under the laws of the State of Delaware, and is headquartered in San Francisco, California. Gali Health hosts a software application that is working to advance precision medicine through crowdsourcing personal health data and medically-validated insights, and by providing highly personalized informational support on the medical, lifestyle and psychological aspects of living to those with chronic disease.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

The Company has not yet commenced principal operations and is currently in the process of completing its mobile application software. There is a risk that the Company's commencement of principal operations is significantly delayed, or does not occur.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $5,510 and $76 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $195,083 and $165,226 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $643,950 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 13, 2019, the date these financial statements were available to be issued.

During March 2019, the Company entered into three separate SAFE agreements with investors, in exchange for cash investments totaling $1,091,866. The SAFE agreements, bear no interest and have no maturity date, and has the same conversion provisions as outlined in Note 4.

During April 2019, the Company entered into two separate SAFE agreements with investors, in exchange for cash investments totaling $320,000. The SAFE agreements, bear no interest and have no maturity date, and has the same conversion provisions as outlined in Note 4.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $643,950 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, a shareholder of the Company made a series of advances in exchange for one collective SAFE agreement dated April 22, 2019, in the aggregate of $496,000. These advances, bear no interest and have no maturity date, and has the same conversion provisions as outlined in Note 4. At December 2018 and 2017, the amount of advances outstanding is $426,000 and $176,000, respectively, and are recorded under 'SAFE agreements' on the balance sheets.

NOTE 4 – SAFE AGREEMENTS

During the year ended December 31, 2018, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors in exchange for cash investments totaling $400,000 and in exchange for services totaling $25,000. The SAFE agreements have no interest rates or maturity dates.

The SAFE agreements entered into become convertible into shares of SAFE preferred stock. The number of SAFE preferred shares the SAFE agreements convert into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company at the triggering equity financing.

At December 31, 2018, the SAFE agreements have not yet converted as qualifying financing has not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2018 but will be prior to the qualifying financing. The SAFE agreements have been recorded as a component of equity.

NOTE 5 – STOCK OPTIONS

The Company has 2,000,000 stock options authorized for the purchase of common shares. A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	85,000	$ 0.05	2
Granted	75,000	$ 0.05	2
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2017	160,000	$ 0.05	2
Granted	485,000	$ 0.05	3
Expired/Forfeited	-	-	-
Exercised	-	-	-
Outstanding December 31, 2018	645,000	$ 0.05	2

Outstanding options vested based on two different agreed upon schedules, either a 4-year schedule or a 2-3-year schedule:
- Under the 4-year vesting schedule, options vest 25% 12 months from the grant date with the remaining 75% vesting evenly over remaining 36 months.
- Under the 2-3-year schedule, options vest evenly over the vesting period, either 24 or 36 months.

At December 31, 2018, there is $24,809 of unrecognized stock compensation cost expected to be recognized over weighted average remaining life of 1.9 years.

During the years ended December 31, 2018 and 2017, the Company recognized stock compensation expense resulting from the vesting of outstanding stock options of $4,175 and $2,703, respectively, and was allocated between 'Options expense' on the statements of operations.

NOTE 6 – COMMON STOCK

The Company has 12,000,000, $0.0001 par value, shares of common stock authorized at both December 31, 2018 and 2017. At both December 31, 2018 and 2017, there were 8,000,000 common shares issued and outstanding.

During the year ended December 31, 2016, the Company's founder contributed $20,000 in exchange for 8,000,000 shares of common stock. No additional shares have been issued as of December 31, 2018 and 2017.

EXHIBIT C
PDF of SI Website


Gali
A friend for
every health journey
Ilya Kupershmidt
CEO, Founder

This presentation contains offering materials prepared solely by Gali Health, Inc. without the assi
of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain fo
looking statements and information relating to, among other things, the company, its business pl
strategy, and its industry. These statements reflect management's current views with respect to
events based information currently available and are subject to risks and uncertainties that could
the company's actual results to differ materially. Investors are cautioned not to place undue relia
these forward-looking statements as they are meant for illustrative purposes and they do not rep
guarantees of future results, levels of activity, performance, or achievements, all of which cannot
made. Moreover, no person nor any other person or entity assumes responsibility for the accurac
completeness of forward-looking statements, and is under no duty to update any such statemen
conform them to actual results.

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AI-powered personal health assistant for people with chronic conditions

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$1,000	$12,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Gali Health is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Gali Health without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Founder is a successful entrepreneur in biotech, health, and genomics. His prior company, NextBio, was acquired by a sequencing pioneer, Illumina, in 2013.
- Product launched in March 2019 to an initial group of patient advocate users and influencers via Gali's Limited Access Program for the inflammatory bowel diseases (IBD) community.
- Established collaborations with researchers at Stanford Hospital and UCSF.
- Received a patent around Gali personalization engine ("Personalized Digital Health System Using Temporal Models") and have an additional patent pending.
- Raised over $2 million to date from top investors in biotech, consumer products, and genomics including Felicis Ventures (lead), Bold Capital, Bob Nelson (Arch Ventures), and Mostafa Ronaghi (Illumina).

Fundraise Highlights

- Total Round Size: US $900,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $12,000,000
- Target Minimum Raise Amount: US $100,000
- Offering Type: Side by Side Offering

We are on a mission to make sure nobody ever feels isolated, lost, or powerless in the face of existing or potential disease. Our AI-powered mobile personal health assistant named Gali relies on individual health information and collective intelligence to help people with chronic conditions proactively manage their health.

Gali Health is working to empower patients and advance precision medicine through an artificially-intelligent mobile personal health assistant named Gali. Gali mobilizes individual health information and collective intelligence to help people proactively manage their health while interacting with users in a natural way. By collaborating with patients and providers, Gali learns from a community of experts who curate and validate vast quantities of insights and provides highly personalized informational support related to the medical, lifestyle, and psychological aspects of living with a chronic disease.

Product & Service

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Gali - A Personalized Medicine Platform

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Introduction

Gali takes a unique integrative approach to chronic illness. Gali's personalized medicine strategy consists of a tailored disease management program via our AI-based Gali Assistant and a therapeutic discovery pathway via our Gali Healthome Platform, which is in development. For specific disease indications, the Gali Assistant focuses on the unique management needs of each user while collecting and integrating genomic, microbiomic, lifestyle, and health data through our developing Healthome Platform. This approach allows us to explore individualized comprehensive solutions that address the day-to-day management and provide valuable insights into the underlying mechanisms of each disease.

Gali Assistant

We have developed a sophisticated mobile health platform and launched a limited release of the application to our Gali Ambassadors. The mobile application's main feature is a health feed (similar in concept to Facebook, LinkedIn) that is personalized to each user and provides information, learning programs, and illness management support through doctor and patient-derived insights. Gali collects health insights from the patient and medical community and personalizes the delivery to each user.

Gali's comprehensive health data monitoring system collects information about each user's health and lifestyle through a combination of active self-reporting (disease history, clinically-validated surveys) and passive collection (wearables and our Apple Health integration, which is currently in beta and available to a limited number of users) all of which further informs users' health feeds. By using this data, Gali also analyzes health trends over time to provide unique analytical insights that can inform a user's clinical care.

Gali Healthome Platform

The development of novel therapeutic approaches for chronic diseases requires deep understanding of affected populations. For that we need large quantities of real world data, such as lifestyle and behavioral factors impacting chronic illness outcomes, in addition to traditional health history.

Therefore, Gali Health is currently developing therapeutic and diagnostic programs based on the creation and mining of comprehensive collections of "Healthomes" within disease indications that are also supported by the Gali Assistant. To complement the anonymized phenotypic data the Gali Assistant will aggregate, we will also proactively sequence the genomes and microbiomes of some of our users, with their consent, as part of building out a Gali Healthome Platform.

Business Model

We provide the Gali Assistant free of charge to global chronic disease communities. This allows us to provide value immediately and build a sense of collaboration and value.

We also plan to carry out clinical studies to demonstrate Gali's positive impact on clinical endpoints and patients' quality of life and to seek Gali's inclusion into payors' health plans. This more advanced "prescription" version of Gali would offer special tools to integrate Gali within payors' provider health systems. Our ultimate goal would be to seek Gali reimbursement, as the digital health landscape and payor support evolves.

The Gali Healthome Platform will be used for new personalized medicine programs and partnerships with pharma.

Gallery




Gali
A friend for every health journey
9:41
Hello and welcome!
I'm Gali, your personal health assistant.
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Gali mobile application.

Team Story

Gali Health founder, Ilya Kupershmidt, has dedicated his professional life to helping research scientists and doctors make sense of complex medical data. But despite his background in healthtech, he still struggled to help loved ones answer basic medical questions, understand different approaches to treatment, or simply make better everyday healthcare decisions. He didn't know what all the options were or how to sift through online resources, forums, and patient groups on social media for information that is relevant and trustworthy.

That's how the idea behind Gali was born: a proactive and caring friend who knows us well enough to provide relevant, medically-validated information whenever we need it. Gali is named after Ilya's grandmother, whose care and love were unconditional.

The team Ilya assembled has first-hand experience in launching new ventures in biotech and genomics, creating consumer products and mobile applications, providing medical care, and conducting clinical research, patient advocacy, and building engaged communities. Most of us live with chronic conditions and realize that not everyone has a medically knowledgeable and dedicated friend at their side. But we firmly believe that everybody deserves one.

Founders and Officers



Ilya Kupershmidt
CEO & FOUNDER

Ilya Kupershmidt is a biotech entrepreneur creating transformative products and businesses at the intersections of health, human genome, and software. He believes that combining smart technology with real-world data, DNA information, and community-derived insights can improve the lives of patients and help to develop novel, personalized therapies. He co-founded NextBio – a biotech company focused on applying large-scale patient and genomic data for therapeutic and clinical discoveries. NextBio was acquired by sequencing pioneer Illumina, where Ilya subsequently led the company's software products and informatics strategy. Before that, Ilya was in charge of industry partnerships at a genomic software startup that helped scientists understand data coming out of the Human Genome Project (later acquired by Agilent). Ilya did his undergraduate work at UC San Diego and graduate work in large-scale clinical genome applications at the Science for Life Labs/Karolinska Institute, Stockholm. He currently serves as a board member and advisor to other biotech companies. In his free time, Ilya loves to kitesurf and attend theater and music.

Key Team Members



David Goodman, MD, PhD



Anatoly Volovik



Kayla Kraich



Anna Arutiunova



Arielle Radin

Notable Advisors & Investors



Andrew Rabinovich, PhD



Sidhartha Sinha, MD

Irina Strigo, PhD

Andrew DiMichele

Jenna Benn Shersher

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FAQ

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Q&A with the Founder

Q: **Please detail the current stage of your product/platform development.**
Gali Health:

We have tested the Gali limited prototype with a group of inflammatory bowel diseases (IBD) patients last year (2018) and have been working on integrating corresponding feedback into Gali product for a formal release. The Gali beta version should be launched in Q2, with subsequent releases to an increasingly broader IBD community.

Q: **Please describe your typical customer/user profile.**
Gali Health:

Typical Gali users are individuals who live with one or more chronic conditions. Users are often burdened by the day-to-day management of their condition and are looking for support in improving their overall illness experience. Gali users are consumers who are turning to social media and the internet to gather health information and see the benefits of utilizing mobile technology to track their overall health. Many also understand that chronic illness is multifaceted and are excited to leverage their personal data to uncover patterns that will ultimately improve their health experience.

As mentioned, our initial set of users are individuals with IBD. IBD is an umbrella term for diseases hallmarked by chronic inflammation of the digestive tract. Gali early users will have a diagnosis of Crohn's disease, ulcerative colitis, or indeterminate colitis. Cycling through episodes of active and dormant illness, users will present with a wide array of clinical, psychosocial, informational, treatment and management needs. The heterogeneity of the IBD community presents a unique opportunity for personalized management support in order to improve overall quality of life.

Q: **Please detail your competitive advantages.**
Gali Health:

Our team has medical, technical, analytical, and consumer expertise and a track record of biotechnology and consumer companies that are required to develop complex digital healthcare solutions. Our company is developing a unique technology that combines disease expertise with focus on personalization and AI-driven automation.
Ilya Kupershmidt is a successful, serial entrepreneur and an expert in large data, genomics, and software for health and biomedical applications.

Q: **Who do you view as your closest competitors and what key factors differentiate yourselves?**
Gali Health:

The three essential aspects that together make Gali stand out from other health technology related solutions include:
  1. deep focus on the disease
  2. high level of automation of personalized support (to enable direct to consumer)
  3. community-driven health insights
Below are some of the examples of companies in our space that have some, but not all key characteristics of Gali:

AI assistants (e.g. Ava, Doc.ai)
Designed to help diagnose the cause of a problem (e.g. stomach pain), without focus on disease and without enabling ongoing personalized health management over time.

Digital Therapeutics & Coaching (e.g. Vida Health, Omada Health)
For the most part these companies evolved as "providers" - having a combination of mobile technology and coaching and clinical staff. The mobile technology is limited and designed to support coach/doctor interaction with the patient, rather than AI-driven automation. These are "concierge-type" health services providers that are technology assisted.

Symptom trackers (e.g. GI buddy, Oshi)
These generally have limited functionality or disease intelligence, and are focused on monitoring health parameters over time (e.g. symptom flare-up). This category of tools is not designed to provide ongoing, personalized support, as in the case of Gali or deep disease knowledge.

Q: **Please detail your barriers to entry which would prevent others from entering your space and replicating what you do.**
Gali Health:

Once we establish Gali as a valuable product for the chronic disease community globally, it will be hard for someone to simply come in and replicate that effort and the community trust that we developed. In addition, there is a network effect in bringing more users on board -- Gali gets exponentially smarter, offering better level of support and an even stronger barrier to entry.
Our IP is protected by a broad patent related to AI-driven longitudinal, personalized health support.

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Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $900,000
Minimum investment:	US $1,000
Target Minimum:	US $100,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $12,000,000
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Gali Health has set an overall target minimum of US $100,000 for the round, Gali Health must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Gali Health's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


R&D
DNA sequencing
Community Programs
Marketing

If Maximum Amount Is Raised


R&D
DNA sequencing
Community Programs
Marketing

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

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Pre-Seed

Round Size	US $500,000
Closed Date	Sep 15, 2018
Security Type	Convertible Note

Seed

Round Size	US $2,000,000
Closed Date	Mar 31, 2019
Security Type	Convertible Note
Valuation Cap	US $7,000,000

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Financial Discussion

Operations

Gali Health, Inc. ("the Company") was incorporated on October 20, 2015 under the laws of the State of Delaware, and is headquartered in San Francisco, California. Gali Health hosts a software application that is working to advance precision medicine through crowdsourcing personal health data and medically-validated insights, and by providing highly personalized informational support on the medical, lifestyle and psychological aspects of living to those with chronic disease.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,110,963.65 in cash on hand as of April 30, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape

In the United States 6 in 10 adults suffer from a chronic condition and 4 in 10 manage two or more. By 2030, 75% of the world's population will suffer from chronic disease, resulting in an estimated $47 trillion global economic burden. Today, most of disease management falls on the patient, and without the proper tools to actively participate in their care many are left vulnerable to treatment non-adherence, disease progression, and psychological burden.

Consumers thus increasingly turn to the Internet and social media to gather health information while also using mobile technology to monitor their conditions. While self-management interventions have shown promising results in a wide variety of chronic conditions, including inflammatory bowel diseases (IBD), existing self-management tools still don't account for the diversity of individual health journeys. Affecting over 3 million people and accounting for $30 billion in healthcare spending, IBD and its complexity in patient variation demands a more personalized management approach.

Healthcare at a glance:

- Average U.S. primary care provider has 1,200 patients. U.S. could be over 100,000 physicians short by 2030.

- 74% of Internet users engage on social media, 80% of those users specifically seek health-related information. 70% of Millennials have shared their healthcare experiences online.

- 93% of physicians believe mHealth apps can improve patients' health and 69% of people track their own health data (either through an app or just in their head).

- mHealth market is growing by 38% annually, expected to hit $289 billion by 2025. 61% of people have downloaded an mHealth app and 1 in 3 physicians recommends apps to patients.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The health app market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

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The Company may not be successful in obtaining issued patents. The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their services. The Company filed a patent application for a personalized digital health system using temporal models. Filing a patent application only indicates that they are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. The Company is not currently protected from their competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive health app space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The CEO will be paid a high salary post-raise. The Company's CEO will be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

While the Company is registered to do business in California, the Company is currently not registered as a foreign corporation authorized to do business specifically in San Francisco. The Business Corporation Law provides that all businesses that operate in San Francisco must register with the city. The Company is currently operating out of San Francisco. SeedInvest has not conducted any analysis to determine whether such registration is required, but failing to properly register may lead to monetary penalization, inability to initiate a lawsuit, and difficulties with licensing. There is no guarantee that the company will register to avoid possible penalization.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is not current with its taxes, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company confirms that this has been corrected and is currently just waiting on processing, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Gali Health

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Gali Health. Once Gali Health accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Gali Health in exchange for your securities. At that point, you will be a proud owner in Gali Health.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Gali Health has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates

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(any plans for next round, current round status, etc.), and (v) any notable press and news.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Prior Rounds

Financial Discussion

Market Landscape

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How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Gali Health does not plan to list these securities on a national exchange or another secondary market. At some point Gali Health may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Gali Health either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Gali Health's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Gali Health's Form C. The Form C includes important details about Gali Health's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.



PROFILE MENU

EXHIBIT D
Investor Deck



Gali

A friend for every health journey

Ilya Kupershmidt
CEO, Founder

Gali

This presentation contains offering materials prepared solely by Gali Health, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Ilya Kupershmidt – Founder, CEO
Genomics, Health & Tech



Education
- **Genetics**
  UC San Diego (BA)
- **Large-Scale Population Genomics**
  Karolinska Institute (PhD candidate)

Expertise
- **Genomics & Tech**
  Track record of successful companies

Gali		Chronic Disease, Genomics, AI
NEXTBIO›	Acquired by	illumina°
Silicon Genetics	Acquired by	Agilent Technologies



About
Gali

What if your AI-based personal health assistant learned all there is to know from the patient and medical communities? What if she continuously monitored your individual health and lifestyle? What if she then used her crowdsourced knowledge of your condition and of you personally to give you reliable, timely, personalized health advice the moment you need it?

Well, she will. Meet Gali

At Gali Health, we are on a mission to make sure nobody ever feels isolated, lost or powerless in the face of existing or potential disease.

Gali

Disease Management & Precision Medicine

Gali



Patient: Gali Health Assistant
Personalized Disease Management
Mobile Health Technology
Longitudinal "Phenotype" Data
Large-Scale Genome Data
Deep Learning (AI)
Industry: Gali Healthome Platform
Precision Medicine Development

This figure, specifically referencing the Gali Healthome Platform, represents a future offering and is a mock-up. They do not represent guarantees of a future product or performance.

Instant Access to Personalized Knowledge


Personal Data Cloud
Health history
Lifestyle and behavior monitoring
Biometrics
Gali
Health Content
Patient Insights
Shared insights,
social networks
Medical Insights
Care & treatment
Insights,guidelines
Gali Mind (AI)
Intelligent Health Agent
Specific Carbohydrate Diet (SCD) in pediatric IBD
What can you eat on SCD? What does the research say and what do doctors recommend? Check out what this medical doctor has to say about this!
Hey Josh, how are you feeling today?
Personalized Health Feed
Individual Genome, Microbiome

This figure, specifically referencing the Individual Genome, Microbiome, represents a future offering and is a mock-up. They do not represent guarantees of a future product or performance.

Product

Personalized Health Feed

Gali

Health monitoring
Structured health data collection

Personalized content
Medical and patient insights



9:41
Gali
Good afternoon Josh,
How can I help?
2
Daily Health Monitor
Daily Treatment Monitor
Ask Gali a Question
HEALTH MONITOR JAN 7, 9:24 PM
Great job, Josh!
3 DAYS IN A ROW OF HEALTH & TREATMENT MONITOR
HEALTH
SYMPTOMS
TREATMENTS
COMMUNITY EXPERIENCE JAN 7, 9:24 PM
Injecting humira with an ostomy
By ileostomy_crohn_princess on instagram
Validated by Community
ileostomy_crohn_princess demonstrates her humira injection in this tiny video on



9:41
Gali
Daily Health Monitor
2
Daily Treatment Monitor
Ask Gali a Question
WWW.INSTAGRAM.COM
CHAT WITH GALI JAN 7, 9:24 PM
Hey Josh, how are you feeling today?
I'm ok. I haven't been eating though :(
I'm sorry to hear that Josh, I understood you are experiencing loss of appetite. Is this correct?
CONTINUE THIS CHAT

Gali chat (NLP, AI)
Intelligent interaction

Product

Personalized Health Feed



9:41
Gali
Daily Health Monitor
2
Daily Treatment Monitor
Ask Gali a Question
LEARNING PROGRAM JAN 7, 9:24 PM
IBD Overview
By Gali Health
CHAPTER 3 OF 8
Disease Summary
Because you have been diagnosed with Inflammatory Bowel Disease (IBD), it is important to understand the basic concepts involved in the experience of managing this disease.
CONTINUE READING
COMPLETED SURVEY JAN 7, 9:24 PM
What types of surgeries would you like to learn

Learning programs
Educational content for a given condition



9:41
Gali
Daily Health Monitor
2
Daily Treatment Monitor
Ask Gali a Question
Proctocolectomy
3 more
VIEW SURVEY
GALI CHECK-IN JAN 7, 9:24 PM
2 Weeks Health Snapshot
Hello Josh. We analyzed your health over the last two weeks and prepared this report. I am glad to see that things are improving slightly!
56/100
POSITIVE FACTORS
Less bloating
Medium stress
Little urgency
NEGATIVE FACTORS
Liquid stool
Elevated fatigue
Reduced activity

Health analytics
Personalized analysis across health trends

Gali
Business Model

Gali

Chronic Disease Focus

Gali’s initial disease indication is IBD (Inflammatory Bowel Disease). Cost of IBD care in the US is $30 billion annually. Gali will use IBD as a model to develop support for other major chronic conditions

Consumers - Freemium

Gali Assistant - free version offered to the global consumer community

Pharma - Partnerships

Gali Healthome platform (in development) - personalized diagnostics and therapeutics development & partnerships

Payors - Paid Version (Health Plans)

Gali customizable version with internal SOPs, provider support, and integration APIs (in development)

These statements reflect management’s projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Inflammatory Bowel Diseases
Market Overview

Costs of care (US Market)
- $30 billion annually in the United States

IBD umbrella
- Crohn's Disease
- Ulcerative Colitis
- Indeterminate Colitis

Who is affected?
- 3.1 million Americans, worldwide rates increasing
- Average age at diagnosis 15-35 yo
- Broad demographics

Symptoms
- Abdominal pain
- Diarrhea
- Increased urgency/frequency
- Weight Loss
- Blood in Stool

What's the cause?



Genetic Predisposition

IBD

Environmental Triggers

Immune System Disturbance

Gali

Gali
Launch Strategy



Q3 '18 — Gali Prototype

- Focus on Inflammatory Bowel Disease (IBD). Positive feedback from the initial group of IBD users
- Validated and refined product, personalization algorithms to guide phase 2 development
- 1K more IBD patients interviewed to understand content base we need

Q4 '18 — Product and recruitment

- Indexing content and automating personalized content delivery
- Recruiting patient advocates as the first wave of users

Q1 '19 — Gali *beta* launch

- Launched to preselected patient advocates & early users
- Goal is to further optimize and automate the platform

Q2 '19 — Gali wider release

- Broader launch to advocates and initial users

Q3 '19 — User base growth

- Broad outreach campaign. Partnerships with patient advocacy groups
- Sequencing genome and microbiome of select subsets of patients

Q4 '19 — 1K Milestone

- 1,000+ WAUs, 4,000 MAUs, active growth campaign

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Gali

Company
Progress & Financials



Company

Team	8 people + multiple contractors (genomics, health, tech, consumer)
IP/Patent	Personalization via health trajectories; Community data driven AI
Product	Prototype tested. Limited access program launched to the IBD community in March 2019
Collaborations	Stanford, UCSF University of California San Francisco



Fundraising

Seed	Backing from top tech, health and genomics investors - Felicis Ventures, Bob Nelson (Arch Ventures), Mostafa Ronaghi (Illumina CTO), Civilization Ventures, Bold Capital, Plug&Play

Gali
Core Team

  

Ilya Kupershmidt
Founder & CEO
Illumina, NextBio, Agilent

David Goodman
Chief Medical Officer
Harvard Med School, MIT, Nellcor

Anatoly Volovik
Head of Product Management
Gett, SpeedDate, SFAA

  

Kayla Kraich
Director, Clinical Programs
UC Davis Medical Center,
Crohn's & Colitis Foundation

Anna Arutiunova
Head of Communications
Aurora Prize, Foreign Policy, Google

Arielle Radin
Director, Clinical Research
UCLA, NYU, Columbia



Gali

Gali Advisors



Andrew Rabinovich, PhD

AI Technology

Head AI Magic Leap, Google, UCSD

Andrew is a world expert in artificial intelligence, deep learning, and its real-world applications.



Dr. Sid Sinha, MD

GI Medicine, Global Health

Stanford, Harvard

Dr. Sinha is a practicing physician specializing in GI disorders and digital health technology.



Andrew DiMichele

Technology, Digital Health

CTO Atlas Health, Head of Product Onduo, Cofounder/CTO Omada Health, Columbia U.

Digital health entrepreneur and software hacker

Jenna Benn Shersher

Patient Advocacy

Founder Twist Out Cancer

Jenna is passionate about community building and patient advocacy and highly experienced in public relations.





Irina Strigo, PhD

Medical Psychiatry

UCSF, UCSD, Columbia

Irina uses psychophysical approaches to study pain management in various chronic conditions.





Gali

Thank You.

Ilya Kupershmidt
CEO, Founder

EXHIBIT E
Video Transcript

EXHIBIT E – Video Transcripts

Gali Health Introduces: Ambassador Nikki Patel

My name is Nikki and I'm a Gali Ambassador. Here's what I've learned.

One thing I'm lucky to have is three best friends. I call them my Wolfpack. We're there for each other, have endless fun together, and can actually count on one another for honest opinions. We talk about literally everything and I love them so much.

I laugh at my clumsiness. I drop things repeatedly, I trip or run into things because I don't pay attention to where I'm going, and I just laugh at myself in the end. They do say laughter is the greatest medicine, so I guess being clumsy isn't too bad.

One of my favorite things to do is dance. I danced around the house as a kid, continued through high school, and was part of a hip-hop dance team in college. I still take classes today – not only because it's fun, but it's also an escape route from my stressors. When I'm dancing nothing else matters and there's no better feeling than that.

The proudest moment of my life to date is the day I crossed the finish line of my first half marathon. Knowing that I challenged myself and put in so much time and effort to train and fundraise despite my medical problems is really what made it such a happy moment for me.

The worst part about having IBD is the unpredictability. I may not look sick, but some days my stomach hurts all day long and it often becomes hard to adjust my life around symptoms that appear randomly. The best part about having IBD is the opportunity I've gained to network with other people that can support me in the same way I can support them. Sharing my experiences and opening up has allowed me to accept who I am as an ulcerative colitis patient. I will forever be thankful for the people I meet along the way.

I get really excited by new adventures. Whether it's going to Europe or signing up for a new race…I love a good adrenaline rush and I'm a firm believer in the importance of experiences. The adventure of my life is what makes it worth living. I most treasure my family. We're a pretty wild bunch with funky personalities, but I'm happy to have them and definitely wouldn't trade them for the world.

Gali Health Introduces: Ambassador Andie Gildersleeve

Hi my name is Andie and I'm a Gali Health ambassador. Here's what I've learned.

I keep every card, letter, and note that anyone has ever meaningfully written to me in a box. When I feel depression weighing me down or that I'm drowning in my anxiety, I pull them out and I read them. Even if the writers may not remember them, to me it's like a lifeline.

I was getting a colonoscopy a couple years ago and my man and I planned to stop at Dick's burgers afterwards. When I was waking up from anesthesia, the nurse asked me where we wanted to go to eat and in my proud, anesthetized state I blurted out that I wanted to go to Dick's, anatomically-correct name burger then attempted to save myself by saying, "wait that's the wrong kind of meat!" I can still hear the laughter that erupted from the nurse's station in adjacent beds to this day.

My definition of freedom is the ability to have potential – the potential to become something more, do something bigger, or go somewhere new. Just having the choice to try is what matters the most to me. As Maya Angelou said, people forget what you said, forget what you did, but people will never forget how you made them feel. I wanted to be remembered as someone that made people feel respected, loved, and accepted – that and have a very great life.

I most value integrity and flexibility. I firmly believe that you can't be an honest person if you are not honest with yourself first and flexible people tend to turn any situation into a good one. Unbending people tend to only snap. I wanted to be Jane Goodall when I grew up. She's an adventurous, fearless, furious, and kind woman. She inspired me to pursue science and I have a deep appreciation for nature and wildlife because of her.

Now that I have my handy-dandy ileostomy, I can eat almost any food that I want and I get really, really excited by that. I laugh at dad jokes and puns, especially when they make other people give you that really awkward grimace like "ooh." For example, want to hear a joke about toilet paper? Nevermind it's tear-able. The happiest moment of my life was when my man asked me to be his girlfriend while we were backpacking in Mexico.

The worst thing about IBD is feeling alone. Even when people around you want to understand, it's really a disease that happens behind closed doors. At the same time I've gained an appreciation for my life and health, because you can't really know how much something is worse until you feel like you've lost it.

I enjoy hiking and playing video games and board games with my man and our friends. And I absolutely detest folding laundry – it usually ends up on my floor.

My biggest accomplishment is actually about to happen next year. I graduate from nursing school after spending eight very long years striving for my degree. IBD can really throw those curveballs. My mom is the fiercest, strongest woman I know and I wouldn't be where I am without her support and guidance. It's been hard living away from my family and Alaska, which is where I'm from. Homesickness is a very real beast, but I'm thankful to live in the age of video chat, texting, and frequent flyer miles. I'm most afraid of feeling like a failure – that and developing a peanut allergy because I really, really like peanut butter.